Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 16, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – information on reported news item

This is in reference to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) regarding a news item published in “Sky News” and available at the link: https://news.sky.com/story/indian-pharma-group-dr-reddys-eyes-swoop-on-nicotinell-13049500 on January 16, 2024, with the heading “Indian pharma group Dr Reddy's eyes swoop on Nicotinell”.

The said news item is about “Dr Reddy's Laboratories, an Indian pharmaceutical group, is in talks to buy Nicotinell, the anti-smoking aid, from its FTSE-100 parent company”. In this regard, please note that the Company does not comment on market speculations and there is currently no such event or information which requires a disclosure under Regulation 30 of the SEBI Listing Regulations.

In compliance with Regulation 30 of the SEBI Listing Regulations, the Company makes prompt disclosures, as and when any event or information is considered material or warrants such disclosure under the said Regulations.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR